Exhibit 23.2

Consent of Independent Auditor’s Report

We consent to the use of our report dated April 24, 2015, with respect to the consolidated balance sheets of Hanwha Q CELLS Investment Co., Ltd. as of December 31, 2013 and 2014 and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity and cash flows for the period from September 12, 2012 to December 31, 2012 and each of the years in the two-year period ended December 31, 2014 and to the reference of our firm under the heading “Experts” in the prospectus.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Leipzig, Germany

June 29, 2015